SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Final Amendment)*


NAME OF ISSUER:  Angeles Participating Mortgage Trust

TITLE OF CLASS OF SECURITIES:  Class A Shares

CUSIP NUMBER:   034642108000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

                   Natalie I. Koether, Esq., Rosenman & Colin
          211 Pennbrook Road, P.O. Box 97, Far Hills, New Jersey 07931
                                 (908) 766-4101

DATE OF EVENT WHICH REQUIRES FILING:    January 29, 1997


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement:_________. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


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CUSIP NO.:  034642108000


1.       NAME OF REPORTING PERSON:   Pure World, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)      (b)   X

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   Delaware

7.       SOLE VOTING POWER:   253,000

8.       SHARED VOTING POWER:

9.       SOLE DISPOSITIVE POWER:  253,000

10.      SHARED DISPOSITIVE POWER:

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   253,000

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   X

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   3.35%

14.      TYPE OF REPORTING PERSON:   CO

     This is the Final Amendment to the Schedule 13D (the "Amendment") filed on December 13, 1994 by Pure World, Inc. ("Pure World"), with respect to the beneficial ownership of Class A Shares, par value $1.00 per share, of Angeles Participating Mortgage Trust ("Shares"), a California business trust which qualifies as a real estate investment trust (the "Trust"). The capitalized terms used herein, which are not otherwise defined herein, shall have the same meaning as in the original Schedule 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by the addition of the following:

     Pure World no longer owns in excess of 5% of the outstanding shares of the Trust.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Amendment is incorporated herein by reference.

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 31, 1997

                              PURE WORLD, INC.


                              By: /S/ JOHN W. GALUCHIE, JR.
                              -----------------------------
                              John W. Galuchie, Jr.
                              Executive Vice President